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                                 LINSPIRE, INC.
                          9333 Genesee Ave., 3rd Floor
                               San Diego, CA 92121

                                October 25, 2004

VIA OVERNIGHT MAIL AND EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0406
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Ms. Barbara C. Jacobs, Assistant Director
      Mr. Mark Shuman, Special Counsel
      Ms. Loryn Zerner


      RE: LINSPIRE, INC., FORMERLY KNOWN AS LINDOWS, INC., REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-114614)


Ladies and Gentlemen:

Linspire, Inc., formerly known as Lindows, Inc. (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-1 (File No. 333-114614), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on April 20, 2004, including all exhibits and amendments thereto (the "Registration Statement"), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company's securities has been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477 of the Securities Act.

We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (858) 587-8095.
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Should you have any questions regarding this matter, please contact Michael
Umansky, Esq., the Company's General Counsel, at (858) 587-6700.

                                        Sincerely,

                                        Michael L. Robertson
                                        Chief Executive Officer

Cc:   Alan E. Rowland, NASDAQ
      Michael S. Umansky, Esq., General Counsel
      Steven G. Rowles, Esq., Morrison & Foerster
      Matthew W. Sonsini, Esq., Wilson, Sonsini, Goodrich & Rosati
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                                 LINSPIRE, INC.
                          9333 Genesee Ave., 3rd Floor
                               San Diego, CA 92121

                                October 25, 2004

VIA FACSIMILE AND EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0406
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Ms. Barbara C. Jacobs, Assistant Director
      Mr. Mark Shuman, Special Counsel
      Ms. Loryn Zerner

      RE: LINSPIRE, INC., FORMERLY KNOWN AS LINDOWS, INC. REGISTRATION STATEMENT ON FORM 8-A (REGISTRATION NO. 000-50877) FILED ON JULY 29, 2004
            REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION NO. 333-114614) REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

Linspire, Inc., formerly known as Lindows, Inc. (the "Company"), hereby requests the withdrawal of its above-referenced Registration Statement on Form 8-A filed on July 29, 2004 for the purpose of registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct your questions or comments to Michael Umansky, Esq., the Company's General Counsel, at (858) 587-6700. Thank you for your assistance.

                                        Sincerely,


                                        Michael L. Robertson
                                        Chief Executive Officer

Cc:   Alan E. Rowland, NASDAQ
      Michael S. Umansky, Esq., General Counsel
      Steven G. Rowles, Esq., Morrison & Foerster
      Matthew W. Sonsini, Esq., Wilson, Sonsini, Goodrich & Rosati